October 4, 2006

Mr. Christopher Owings
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

    Re:          Rockelle Corporation
            Registration Statement on Form SB-2
            Filed September 19, 2006
            File No. 333-137415

Dear Mr. Owings:

We represent Rockelle Corporation (“RKLC” or the “Company”). We are in receipt of your letter dated September 29, 2006 regarding the above referenced filing and the following are our responses:

General

1.
We note that the prospectus relates to the resale by the selling stockholder up to 102,550,000 shares of common stock. We also note that you currently have 24,766,330 shares of common stock outstanding. Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C.

Answer:  The Investors, their affiliates, and those with whom they have a contractual relationship (collectively, the “Investors”), have no relationship with the Company other than as one of its creditors. The Company is not a subsidiary of the Investors as defined in Rule 405, and accordingly, the Company may file a shelf registration statement under Rule 415(a)(1)(i) to cover the resale of the common shares underlying the convertible notes purchased by the Investors.

While the Company recognizes that a singular conversion of all notes held by the Investors would deem the Company a subsidiary, the Investors are contractually bound to at no time to hold more than 4.99% of the Company’s common shares. In 2001, the Commission filed an amicus curae brief before the 2nd Circuit appeals court regarding Levy v. Southbrook Int’l Investments upholding the position that such contractual provisions prevent investors from being considered beneficial owners of a company. The $2,000,000 Securities Purchase Agreement was designed with the knowledge of the Staff’s position on this matter.

In addition, the Investors hold no rights as stockholders. The instruments do not provide the investors with the ability to elect officers or directors, nor do they limit the ability of the Company to transact business in the ordinary course.

Despite the amount of shares being registered, this offering should be construed as a secondary as oppose to a primary offering. Telephone Interpretation D-29 states that consideration be given to 1) how long the selling security holder has held these shares, 2) the circumstances under which the securities were acquired, 3) the relationship between the selling security holder and the issuer, 4) the amount of securities involved, 5) whether the security holder is in the business of underwriting securities, and 6) whether it appears that the seller is acting as a conduit for the issuer.

Here, the investors provided a much needed source of financing for the Company in the form of debt. Although the notes are convertible, they may only be done so in small amounts. Accordingly, it would take much time for the Investors to sell all the shares possibly available under the conversion option. During this time, the Investors would still be at risk for the remainder of shares unconverted, if indeed they do at all elect to convert any shares. Also, the Investors have no prior relationship with the Company and are not in the business of underwriting securities. In addition, please note that this is just an approximate number of shares being registered and it is possible that the Company is successful in achieving its business goals and the stock appreciates and some or all of the shares are never used.

Based on the aforesaid, the Company believes that its reliance on Rule 415(a)(1)(i) is proper.

Undertakings

2.	Please provide the full undertakings required by Item 512(g)(2) of Regulation S-B.

Answer: This section has been revised to provide the full undertakings required by Item 512(g)(2) of Regulation SB.

Signatures

3.	Please have a majority of your board of directors sign the registration statement.

Answer: A majority of the Board of Directors has signed the registration statement.

Very truly yours,

ANSLOW & JACLIN, LLP

By:     /s/ Gregg E. Jaclin
  GREGG E. JACLIN